UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

BeyondSpring Inc. (“we” or “us”) continues to explore strategic financing options in the United States and in China to support our current operations and fund our future growth.  These options include issuances of our ordinary or preferred shares through registered offerings or private placements, additional “at-the-market” offerings of our ordinary shares, offerings of equity in our subsidiaries and debt financings, including convertible debt, as well as potential licensing and partnership arrangements.

In connection with the strategic evaluation of our financing options and as described below, our partially-owned Chinese subsidiary, Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchun Bulin”), which holds the intellectual property rights to Plinabulin in China and Hong Kong, has entered into definitive agreements for the sale of equity interests to certain investors led by Efung Capital, a leading healthcare and biopharmaceutical venture capital fund.  Currently, we indirectly hold 60% of the equity of Wanchun Bulin and the remaining 40% is held by Dalian Wanchun Biotechnology Co., Ltd., a Chinese limited liability company owned by Lan Huang, our Chief Executive Officer, and Linqing Jia, our major shareholder (“Wanchun Biotech”).

In connection with this financing, Wanchun Bulin and Wanchun Biotech entered into individual capital increase agreements (“Equity Purchase Agreements”) with these investors.  Under these Equity Purchase Agreements, Wanchun Bulin expects to sell equity interests representing 4.76% of the equity of Wanchun Bulin (“Subsidiary Equity Interests”) for aggregate cash consideration of RMB 100 million or approximately USD 14.5 million (the “Subsidiary Financing Transactions”).  We expect to use the proceeds of the Subsidiary Financing Transactions, after deducting expenses, to finance clinical and pre-clinical development and for general corporate purposes.  Under the Equity Purchase Agreements, Wanchun Bulin has agreed to provide each investor customary preemptive rights and anti-dilution protection.  We, through our indirect subsidiary, and Wanchun Biotech have each agreed to provide the investors with a right of first refusal and tag-along rights for any transfer of Wanchun Bulin equity.  In addition, each investor has a right to receive its initial investment amount and any declared and unpaid dividend in preference to any other equity holder upon liquidation of Wanchun Bulin.  Further, Efung Capital has the right to appoint a director to the Board of Directors of Wanchun Bulin.  We expect to close the Subsidiary Financing Transactions in the near term upon the satisfaction of the closing conditions specified in each agreement.  Upon the closing of the Subsidiary Financing Transactions, we expect that we will indirectly hold 57.14% of the equity of Wanchun Bulin, Wanchun Biotech will hold 38.10% and the investors will hold 4.76% in the aggregate.  As part of our funding strategy, we may issue additional equity or incur debt financing at our subsidiaries, including at Wanchun Bulin, and are also exploring alternatives for a public listing of the equity of Wanchun Bulin in China.

The Subsidiary Financing Transactions are subject to the satisfaction of certain conditions and have not yet closed.  We may not be able to consummate these transactions on the expected terms or at all.  In addition, we may not identify or successfully complete any other financing transactions and additional funding may not be available on acceptable terms, or at all.  Even if we complete one or more financing transactions in the future, to the extent that we raise additional funds by issuing our equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants and result in high interest expense.  Further, if we complete the Subsidiary Financing Transactions or any other equity issuance at our subsidiaries, including at Wanchun Bulin, these transactions will reduce our share of any future distributions made by that subsidiary and interest payments for a debt financing will increase expense at the subsidiary level.

The issuance and sale of the Subsidiary Equity Interests to the investors is being made in reliance on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Subsidiary Equity Interests are not convertible into or exchangeable for our ordinary shares. The Subsidiary Equity Interests have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws. This disclosure is for informational purposes only and is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom, such an offer, solicitation or sale would be unlawful.

In addition, we are currently evaluating potential strategic collaborations for the commercialization of Plinabulin with global and regional pharmaceutical companies; however, we may never reach an agreement with any company in the near term or at all.  Any agreement we do reach may require us to relinquish rights to our product candidates and technologies or our development projects or to grant licenses on terms that are not favorable to us.

The foregoing description of the Equity Purchase Agreements is not complete and is qualified in its entirety by reference to the full text of the Equity Purchase Agreements, filed herewith as Exhibits 10.1 and 10.2 to this Current Report on Form 6-K and incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-224437 and Registration Statement on Form S-8, File No. 333-216639.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairman and Chief Executive Officer

Date: July 10, 2019

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1
English translation of the Capital Increase Agreement among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Shenzhen Efung 9th Venture Investment Center (Limited Partnership), dated  June 14, 2019

10.2
English translation of the Capital Increase Agreement among Dalian Wanchunbulin Pharmaceuticals Ltd., Wanchun Biotech Ltd. and Nanjing TEEWIN Investment Partnership (Limited Partnership), dated July 3, 2019